SAMSUNG ELECTRONICS

SAMSUNG ELECTRONICS CO., LTD.
Samsung Main Building
250, 2-Ka, Taepyung-Ro, Chung-Ku,
Seoul, Korea 100-742
TEL : 727-7721, FAX : 727-7360

04046770

November 23, 2004

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549

Re: Samsung Electronics Co., Ltd. – Rule 12g3-2(b) Filing, Commission File No. 82-3109

Ladies and Gentlemen:

The following information is provided by Samsung Electronics Co., Ltd. to the Securities and Exchange Commission pursuant to paragraph (b) (1) (i) of Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended.

Should you have any questions on the foregoing, please do not hesitate to call Jin Hyuk Park of Simpson Thacher & Bartlett, U.S. counsel to Samsung Electronics Co., Ltd. at (852) 2514-7665. Thank you.

Very truly yours,

Sean Kim

Manager
Investor Relations Team
Samsung Electronics
Tel) 82-2-727-7531
Fax) 82-2-727-7427
Email) seanway.kim@samsung.com

12/21

SAMSUNG ELECTRONICS

November 22, 2004

Investment in Memory Production Line

▫ **Details**

1. Investment target: Memory production line

2. Investment amount: KRW 327.5 billion

3. Products: Memory including Flash

4. Purpose: The planned investment aims to build new lines to meet a growing demand for Memory products such as Flash.

5. Financing: Cash on hand

6. Location: Gyeonggi-do Giheung, Korea

7. Decision date: The management committee authorized the investment on November 22, 2004.

SAMSUNG
ELECTRONICS

SAMSUNG ELECTRONICS CO., LTD.
Samsung Main Building
250, 2-Ka, Taepyung-Ro, Chung-Ku,
Seoul, Korea 100-742
TEL : 727-7721, FAX : 727-7360

November 18, 2004

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549

Re: Samsung Electronics Co., Ltd. – Rule 12g3-2(b) Filing, Commission File No. 82-3109

Ladies and Gentlemen:

The following information is provided by Samsung Electronics Co., Ltd. to the Securities and Exchange Commission pursuant to paragraph (b) (1) (i) of Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended.

Should you have any questions on the foregoing, please do not hesitate to call Jin Hyuk Park of Simpson Thacher & Bartlett, U.S. counsel to Samsung Electronics Co., Ltd. at (852) 2514-7665. Thank you.

Very truly yours,

Sean Kim

Manager
Investor Relations Team
Samsung Electronics
Tel) 82-2-727-7531
Fax) 82-2-727-7427
Email) seanway.kim@samsung.com

SAMSUNG

November 18, 2004

Share Buyback Results

▫ **Details**

1. Planned share buyback: 4 million shares

2. Actual buyback: 4 million shares

3. Buyback cost: KRW 1,807,293,645,000 (fees excluded)

4. Buyback period
   September 17 — November 18, 2004

5. Treasury stock after the buyback
   - Common shares: 13,965,342 shares (9.5% of shares outstanding for common stock)
   - Preferred shares: 1,879,693 shares (8.2% of shares outstanding for preferred stock)

6. The BOD of Samsung Electronics authorized the share buyback on Sep.13, 2004.